MYTRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

19 January 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fin[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 18th of January 2006, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

1/24

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Legal & General Investment Management

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945	155,533
HSBC Global Custody Nominee (UK) Ltd A/c 923363	1,124,224
HSBC Global Custody Nominee (UK) Ltd A/c 978777	452,065
Nortrust Nominees A/c LGR01	1,821,848
Nortrust Nominees A/c LUA01	1,810,792
HSBC Global Custody Nominee (UK) Ltd A/c 942217	1,916,472
HSBC Global Custody Nominee (UK) Ltd A/c 942205	1,823,936
HSBC Global Custody Nominee (UK) Ltd A/c 942175	2,045,158
HSBC Global Custody Nominee (UK) Ltd A/c 942187	1,811,792
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,351,439
Nortrust Nominees A/c LGD01	2,404,921
Nortrust Nominees A/c LGQ01	850,383
HSBC Nominees Ltd A/c 770286	1,062,675
HSBC Nominees Ltd A/c 357206	9,304,685
HSBC Nominees Ltd A/c 866203	756,900
HSBC Nominees Ltd A/c 969995	973,984
Nortrust Nominees A/c LGG01	121,511
Nortrust Nominees A/c LGL01	841,366
HSBC Nominees Ltd A/c 754612	5,835,888
HSBC Nominees Ltd A/c 361602	131,645
HSBC Nominees Ltd A/c 282605	5,406,960
HSBC Nominees Ltd A/c 360509	679,126
HSBC Nominees Ltd A/c 766793	807,943
HSBC Nominees Ltd A/c 924434	280,123
HSBC Nominees Ltd A/c 924422	760,402
Nortrust Nominees A/c LGE01	28,748
Nortrust Nominees A/c LGU01	1,169,845
Chase Nominees A/c 39182	70,300

Chase Nominees A/c 39154	395,000
Northern Trust A/c SVH01	18,500
Northern Trust A/c LBN02	5,333
HSBC Nominees Ltd A/c 881071	17,033
Citibank, London A/c 6008054495	63,333
Citibank, London A/c 6008754888	62,897
Nortrust Nominees A/c LLV01	85,209
Northern Trust A/c CNF01	32,033
Total	46,480,002

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

18 January 2006

12. Total holding following this notification

46,480,002 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

10.17% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux , Assistant Company Secretary

Date of notification

18 January 2006

Your Fax: 0161 232 6524

18 January, 2006

Legal & General

Legal & General
Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH

Tel 020 7489 1888
Fax 020 7528 6833
www.lgim.co.uk

My Travel Group Plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU
Attn: Company Secretary

Disclosure of Interest in shares Under Section 198 Companies Act 1985

Please find below the details of the notifiable interest of Legal & General Investment Management in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	155,533
HSBC Global Custody Nominee (UK) Ltd A/C 923363	1,124,224
HSBC Global Custody Nominee (UK) Ltd A/c 978777	452,065
Nortrust Nominees A/c LGR01	1,821,848
Nortrust Nominees A/c LUA01	1,810,792
HSBC Global Custody Nominee (UK) Ltd A/c 942217	1,916,472
HSBC Global Custody Nominee (UK) Ltd A/c 942205	1,823,936
HSBC Global Custody Nominee (UK) Ltd A/c 942175	2,045,158
HSBC Global Custody Nominee (UK) Ltd A/c 942187	1,811,792
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,351,439
Nortrust Nominees A/c LGD01	2,404,921
Nortrust Nominees A/c LGQ01	850,383
HSBC Nominees Ltd A/c 770286	1,062,675
HSBC Nominees Ltd A/c 357206	9,304,685
HSBC Nominees Ltd A/c 866203	756,900
HSBC Nominees Ltd A/c 969995	973,984
Nortrust Nominees A/c LGG01	121,511
Nortrust Nominees A/c LGL01	841,366
HSBC Nominees Ltd A/c 754612	5,835,888
HSBC Nominees Ltd A/c 361602	131,645
HSBC Nominees Ltd A/c 282605	5,406,960
HSBC Nominees Ltd A/c 360509	679,126
HSBC Nominees Ltd A/c 766793	807,943
HSBC Nominees Ltd A/c 924434	280,123
HSBC Nominees Ltd A/c 924422	760,402
Nortrust Nominees A/c LGE01	28,748
Nortrust Nominees A/c LGU01	1,169,845
Chase Nominees A/c 39182	70,300
Chase Nominees A/c 39154	395,000
Northern Trust A/c SVH01	18,500
Northern Trust A/c LBN02	5,333

Legal & General
Investment Management Limited
Registered in England No. 2091894
Registered Office: Temple Court,
11 Queen Victoria St. London EC4N 4TP

✓ HSBC Nominees Ltd A/c 881071	17,033	
Citibank, London A/c 6008054495	63,333	
Citibank, London A/c 6008754888	62,897	
Nortrust Nominees A/c LLV01	85,209	
Northern Trust A/c CNF01	32,033	
	46,480,002	10.18%

10.17%

We currently have a notifiable interest in 46,480,002 Ordinary 0.30p shares which we understand represents 10.18% of that class of your share capital calculated on an issued share capital of 456,346,795 Ordinary 10p shares.

Should you wish to discuss any aspect of this notification, please do not hesitate to contact **Helen Lewis** on 020 7528 6742.

Yours faithfully,

Helen Lewis
Authorised Signatory

Helen Tasker
Authorised Signatory